Mail Stop 4561
									October 11, 2005

Mr. Xi Qun Yu
Chief Executive Officer
China Education Alliance, Inc.
80 Heng Shan Rd.
Kun Lun Shopping Mall
Harbin, P.R. China 150090

      Re:	China Education Alliance, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 333-101167

Dear Mr. Yu:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 1 - Business, page 3

1. We note your disclosure in the Employees section on page 5 that you currently employ 15 staff members. Please tell us where the related compensation expense is recorded in the statement of operations.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 13

2. Please tell us what steps your auditor has taken to obtain competency in US GAAP.

Note 1 - Summary of Significant Accounting Policies and
Organization,
page 18

3. Please explain further to us the nature of your debit cards and what they enable the end user to purchase. Further, please advise us of the nature of the relationship with your distributors and the basis on which revenues and related cost of sales are determined at the time of sale to these distributors. Finally, include a summary of the revenue cycle in your response.

4. We note your disclosures within the Business section at page 3, and in the Business sections of your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005, that, in addition to your debit card sales, you have sales of your self-developed educational software and of educational books media as well as provide other services such as text book downloading and electronic storage management. Please tell us how you have considered these revenue streams in determining your revenue recognition policies.

5. Please provide us with your basis for amortizing communication equipment over a 10-year useful life. Please describe the nature of the equipment and tell us how you concluded that a 10-year life was reasonable.

Item 8A - Controls and Procedures, page 22

6. We note your disclosures regarding the inherent limitations on the effectiveness of control systems and that based upon their evaluation, your CEO and CFO concluded that, "subject to the limitations noted above, the Company`s disclosure controls are effective..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please make conforming changes to your Forms 10-QSB for the fiscal quarters ended
March 31, 2005 and June 30, 2005.

Item 10 - Executive Compensation, page 28

7. We note your disclosure that your officers and directors do not presently receive compensation. Please tell us what accounting literature you considered in determining whether the value of the services provided by these persons should be recorded as an expense with a corresponding contribution to equity.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Xi Qun Yu
China Education Alliance, Inc.
October 11, 2005
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